EXHIBIT 99.1

VIZSLA SILVER RECEIVES CONDITIONAL APPROVAL TO GRADUATE TO THE TORONTO STOCK EXCHANGE AND ANNOUNCES CORPORATE UPDATE

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Nov. 1, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has received conditional approval to graduate from the TSX Venture Exchange (the "TSXV") and list its common shares (the "Common Shares") on the Toronto Stock Exchange (the "TSX").

Final approval of the listing is subject to the Company meeting certain customary conditions required by the TSX. Upon receipt of the final TSX approval, the Common Shares will be delisted from the TSXV and commence trading on the TSX under the symbol "VZLA". The Company will issue a press release once it has confirmed the date when trading of the Common Shares is expected to commence on the TSX.

Shareholders are not required to exchange their share certificates or direct registration system advices or take any other action in connection with the listing on the TSX, as there will be no change in the trading symbol or CUSIP for the Common Shares.

The Common Shares will continue to trade on the NYSE American under the symbol "VZLA".

Corporate Update

The Company also announces today a quarterly update with respect to the Company's previously announced "at-the-market" equity program (the "ATM Program") launched on September 13, 2024. The ATM Program allows the Company to issue and sell, from time to time, up to US$100,000,000 (or the Canadian dollar equivalent) of its common shares ("Common Shares") from treasury to the public, at the Company's discretion, pursuant to an equity distribution agreement (the "Equity Distribution Agreement") among the Company and Canaccord Genuity and CIBC Capital Markets, as lead agents, and National Bank Financial and BMO Capital Markets (collectively, the "Agents").

During the quarterly period ended October 31, 2024, the Company issued a total of 3,900,000 Common Shares on the NYSE American LLC at an average price of US$2.1892 under the ATM Program, providing gross proceeds of US$8,537,880.00, respectively. Commissions of US$256,136.40 were paid to the Agents in relation to these distributions.

For further details on the ATM Program, see the Company's news release dated September 13, 2024.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to become the world's leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the listing of the Common Shares on the TSX and other statements that are not historical facts.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 17:00e 01-NOV-24